SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RXSIGHT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

78349D107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Aziz Mottiwala

President and Chief Executive Officer

RxSight, Inc.

100 Columbia

Aliso Viejo, California 92656

(949) 521-7830

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin J. Waters Robert L. Wernli, Jr. Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real San Diego, CA 92130 (858) 350-2300	Mark Wilterding Chief Financial Officer RxSight, Inc. 100 Columbia Aliso Viejo, California 92656 (949) 521-7830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) is filed by RxSight, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission on August 10, 2026, and amended on August 25, 2026 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain eligible employees to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for new equity awards, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Awards dated August 10, 2026 (the “Offer to Exchange”), included as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is being filed solely to amend “Item 4. Terms of the Transaction” under the caption “Material Terms” to reflect the final results of the Offer to Exchange. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Offer to Exchange expired at 9:00 p.m., Pacific Time, on September 4, 2026. Pursuant to the Offer to Exchange, as of the expiration of the Offer to Exchange, 205 Eligible Employees tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 3,761,461 shares of the Company’s common stock, representing approximately 91.9% of the total shares of the Company’s common stock underlying the Eligible Options held by Eligible Employees. On September 5, 2026, following the expiration of the Offer to Exchange, the Company granted (i) options to purchase 1,643,324 shares of the Company’s common stock in exchange for the cancellation of the Eligible Options tendered by our named executive officers, and (ii) restricted stock units covering 760,738 shares of the Company’s common stock in exchange for the cancellation of the Eligible Options tendered by our non-executive employees, pursuant to the terms of the Offer to Exchange and the Company’s 2021 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RXSIGHT, INC.

/s/ Aziz Mottiwala
Aziz Mottiwala
President and Chief Executive Officer

Date: September 8, 2026

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